September 19, 2016

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jay Ingram
LelandBenton
Melinda Hooker
John Cash

Re:	e.l.f. Beauty, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-213333

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, we wish to advise you that between September 12, 2016 and the date hereof we effected the distribution of approximately 6300 copies of the Company’s Preliminary Prospectus dated September 12, 2016 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:05 p.m., Washington, D.C. time, on September 21, 2016, or as soon thereafter as practicable.

Very truly yours, J.P. MORGAN SECURITIES LLC, MORGAN STANLEY & CO. LLC, As Representatives of the several Underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ Jason Fournier
Name:	Jason Fournier
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Thilakshani Dias
Name:	Thilakshani Dias
Title:	Executive Director

[Signature Page to Request for Acceleration of Effectiveness]